Exhibit 99.1

Subsea 7 awarded five-year flexible pipelay contract in Brazil

Luxembourg – November 14, 2011 – Subsea 7 S.A. (Oslo Børs: SUBC) announced today the award of a five year contract by Petrobras for the provision of a dedicated deepwater flexible pipelay vessel for operations offshore Brazil commencing H2 2014. The estimated contract value is approximately $500 million.

As a result of this award, Subsea 7 will construct a newbuild flexible pipelay vessel. Total costs, upon delivery, are expected to be approximately $350m and will be funded entirely from the Company’s existing cash resources.

The new vessel will have an overall length of 146 meters, a beam of 30 meters and a Class-2 dynamic positioning system. She will be equipped for transporting and installing flexible flowlines and umbilicals in water depths of up to 3,000 meters including: a Tiltable Lay System with a top-tension capability of 550 tonnes, two under-deck storage carousels, a large deck crane and two work-class remotely operated vehicles. Delivery is planned for H2 2014.

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Subsea 7 S.A. is a seabed-to-surface engineering, construction and services contractor to the offshore energy industry worldwide.
We provide integrated services, and we plan, design and deliver complex projects in harsh and challenging environments.

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Contact:
Karen Menzel
Subsea 7 S.A.
+44 (0)20 8210 5568
karen.menzel@subsea7.com
www.subsea7.com

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Forward-Looking Statements: Certain statements made in this announcement may include “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934.  These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “forecast,” “project,” “will,” “should,” “seek,” and similar expressions.  These forward-looking statements include, but are not limited to, statements as to the value of the awarded contract, statements as to the date of commencement and completion of each awarded contract and statements as to the scope of each awarded contract.  The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties.  The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programmes; the impact of laws and regulations; and operating hazards, including spills and environmental damage.  Many of these factors are beyond our ability to control or predict.  Given these factors, you should not place undue reliance on the forward-looking statements.